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                                                                 EXHIBIT (a)(26)


FOR IMMEDIATE RELEASE



  GREAT UNIVERSAL STORES COMPLETES CASH TENDER OFFER FOR METROMAIL CORPORATION

     LONDON, ENGLAND, April 13, 1998 -- The Great Universal Stores P.L.C. (GUS) announced today that its wholly-owned subsidiary has completed its cash tender offer for all outstanding shares of common stock, including the associated preferred stock purchase rights, of Metromail Corporation at a price of $34.50 per share.

     GUS reported that it has been advised by ChaseMellon Shareholder Services, L.L.C., the Depositary for the offer, that, based on a preliminary count, a total of 12,374,757 shares (representing approximately 53.7% of the outstanding shares), including 1,243,501 shares subject to guarantees of delivery, have been tendered and not withdrawn pursuant to the offer, which expired at midnight, New York City time, on Friday, April 10, 1998, and that all such shares have been accepted for payment in accordance with the terms of the offer. After giving effect to the purchase of the shares tendered and the simultaneous purchase of shares from R.R. Donnelley & Sons Company pursuant to a previously-announced stock purchase agreement, GUS beneficially owns approximately 91% of the outstanding Metromail shares.

     As previously announced, GUS and Metromail intend to effect a merger pursuant to which Metromail will become an indirect wholly-owned subsidiary of GUS and all remaining Metromail stockholders (other than GUS) will be entitled to receive the same $34.50 cash price for each of their shares. It is currently anticipated that the merger transaction will be completed in the near future.

     GUS is a United Kingdom-based holding company of a group of companies involved in home shopping, Burberry's, overseas retailing, information services, finance and property investment. Metromail is based in Lombard, Illinois and provides database marketing, direct marketing and reference products and services in the United States and the United Kingdom.